EXHIBIT 1

KNIGHTSBRIDGE TANKERS LIMITED

As used herein, “we,” “us,” “our” and “the Company” all refer to Knightsbridge Tankers Limited and its consolidated subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on April 15, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2013

General

We were incorporated in Bermuda in September 1996 and were originally founded for the purpose of owning and operating an initial fleet of five very large crude carriers, or VLCCs. In December 2007, one of these vessels was sold and we subsequently expanded the scope of our activities and acquired two Capesize newbuilding dry bulk vessels in 2009 and two 2010-built Capesize dry bulk vessels in 2010. In 2012, three VLCCs were sold and the last remaining VLCC was sold in March 2013. Our shares are listed on the Nasdaq Global Select Market under the symbol “VLCCF.”

Our dry bulk carriers are managed by Golden Ocean Management (Bermuda) Ltd., or the Dry Bulk Manager, a wholly-owned subsidiary of Golden Ocean Group Limited, a Bermuda based dry bulk shipping company whose shares are listed on the Oslo Stock Exchange and the Singapore Stock Exchange under the symbol “GOGL.” Our tankers were managed by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline Ltd., or Frontline, a Bermuda based shipping company whose shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol “FRO”. The General Manager continues to provide us with general administrative and technical services.

Following the sale of three VLCCs during 2012 and the classification of the remaining VLCC as “held for sale” at December 31, 2012, the results of the VLCCs have been recorded as discontinued operations. Amounts included in the statement of operations for the three and six months ended June 30, 2012 have been reclassified in order to conform to the presentation resulting from discontinued operations.

The Company owns four Capesize dry bulk vessels. As of June 30, 2013, three of the Capesize dry bulk vessels were operating on time charters, while one was operating in the spot market. The Golden Future is on a time charter, which commenced in January 2013 for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate. The Belgravia is on time charter until August 2014 at a rate of $46,412 per day less a 2.5% commission. The Golden Zhejiang is on time charter earning a rate of $9,500 per day less a 6.25% commission and the charterer has the option to return the vessel to us between October 2013 and January 2014. The Battersea was redelivered to the Company in April 2013 and is currently trading in the spot market.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three months and six months ended June 30, 2013 and June 30, 2012.

Total Operating revenues and voyage expenses commissions

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Time charter revenues	5,788	3,905	12,257	17,543
Voyage charter revenues	1,872	—	1,872	—

Total operating revenues	7,660	3,905	14,129	17,543

Voyage expenses and commissions	1,519	612	1,652	1,303

Time charter revenues increased in the three months ended June 30, 2013 compared to the three months ended June 30, 2012 primarily due to the results of the Golden Zhejiang. This vessel had negative revenues of $4.3 million in the three months ended June 30, 2012 after unamortized costs of $2.1 million relating to the time charter taken over upon the acquisition of the Golden Zhejiang, accrued income of $3.4 million and unpaid charter hire of $1.5 million were written off following default by the charterer of the Golden Zhejiang compared with revenues of $0.9 million in the three months ended June 30, 2013. This was partially offset by;

•	A decrease in revenues of $1.0 million from the Battersea, which commenced trading in the spot market upon redelivery from time charter in April 2013.

•	A decrease of $2.4 million in Golden Future revenues as a result of the reduced daily rate of the new time charter, which commenced in January 2013.

Voyage charter revenues increased in the three and six months ended June 30, 2013 and June 30, 2012 due to the Battersea, which commenced trading in the spot market upon redelivery from time charter in April 2013.

Voyage expenses and commissions increased in the three months ended June 30, 2013 compared to the three months ended June 30, 2012 primarily due to Battersea, which commenced trading in the spot market upon redelivery from time charter in April 2013.

Time charter revenues decreased in the six months ended June 30, 2013 compared to the six months ended June 30, 2012 primarily due to the following reasons;

•	A decrease in revenues of $3.9 million from the Battersea, which commenced trading in the spot market upon redelivery from time charter in April 2013.

•	A decrease of $0.4 million in Belgravia revenues as a result of the daily rate reduction in March 2012 from $52,670 to $46,412 per day.

•	A decrease of $4.5 million in Golden Future revenues as a result of the reduced daily rate of the new time charter, which commenced in January 2013.

This was partially offset by an improvement in the results from the Golden Zhejiang. This vessel had negative revenues of $1.9 million in the six months ended June 30, 2012 after unamortized costs of $2.1 million relating to the time charter taken over upon the acquisition of the Golden Zhejiang, accrued income of $3.4 million and unpaid charter hire of $1.5 million were written off following default by the charterer of the Golden Zhejiang compared with revenues of $1.7 million in the six months ended June 30, 2013.

Voyage expenses and commissions increased in the six months ended June 30, 2013 compared to the six months ended June 30, 2012 primarily due to Battersea, which commenced trading in the spot market upon redelivery from time charter in April 2013.

Ship operating expenses

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Ship operating expenses	1,859	1,867	3,832	3,609

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Administrative expenses

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Administrative expenses	1,345	1,125	2,415	2,110

Administrative expenses increased in the three and six months ended June 30, 2013 compared to the three and six months ended June 30, 2012 primarily due to an increase in legal fees incurred in connection with the Company’s claims against certain charterers.

Depreciation

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Depreciation	2,750	2,762	5,494	5,530

Depreciation in the three and six months ended June 30, 2013 is consistent with the comparable periods in 2012 and relates to the same four Capesize vessels.

Interest income

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Interest income	9	17	29	21

Interest income in the three months and six months ended June 30, 2013 and June 30, 2012 relates solely to interest received on bank deposits.

Interest expense

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Interest expense	(708)	(939)	(1,553)	(1,894)

Interest expense decreased in the three months ended June 30, 2013 compared to the three months ended June 30, 2012 primarily due to a reduction in the debt outstanding as a result of repayments and the capitalization of interest on newbuildings of $121,000 in the three months ended June 30, 2013 (2012: nil).

Interest expense decreased in the six months ended June 30, 2013 compared to the six months ended June 30, 2012 primarily due to a reduction in the debt outstanding as a result of repayments and the capitalization of interest on newbuildings of $136,000 in the six months ended June 30, 2013 (2012: nil).

Other Financial Items

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Other financial items	(116)	(101)	(266)	(228)

Losses related to other financial items increased in the three and six months ended June 30, 2013 compared to the three and six months ended June 30, 2012 primarily due to foreign exchange losses.

Net (loss) income from discontinued operations

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Net (loss) income from discontinued operations	(356)	202	(6,868)	962

Net (loss) income from discontinued operations relates to the operations of the Company’s VLCCs.

The net loss in the three and six months ended June 30, 2013 relates to the Company’s final VLCC, the Mayfair, which was sold in March 2013 and delivered to its new owner in April 2013. This vessel did not generate any revenues in 2013. An impairment loss of $5.3 million was recorded in connection with this vessel in the first quarter of 2013. Operating expenses and interest expense were also incurred in the three and six months ended June 30, 2013.

The net income in the three and six months ended June 30, 2012 relate to the trading operations of four VLCCs; the Hampstead, the Mayfair, the Titan Venus and the Kensington.

Liquidity and Capital Resources

During the six months ended June 30, 2013, the Company paid $15.4 million in connection with its two newbuilding contracts and received net proceeds of $16.9 million from the sale of the VLCC Mayfair. The Company also repaid the remaining balance of $12.4 million on the $58.2 million credit facility upon the sale of the VLCC Mayfair and paid cash distributions of $8.6 million.

The $175.0 million loan facility was amended in May 2013 such that the $75.0 million revolving credit facility was reduced to $40.0 million. We were in compliance with all of the financial covenants contained in our loan agreement as of June 30, 2013.

As of June 30, 2013, the Company was committed to make newbuilding installments of $87.0 million with expected payments of $2.6 million in 2014 and $84.4 million in 2015.

On August 14, 2013, the Board of Directors declared a cash distribution of $0.175 per share. The record date was August 28, 2013 and the cash distribution in the aggregate amount of $4.3 million was paid on September 10, 2013.

On September 13, 2013, the Company signed a letter of intent with a Korean shipyard, which the Company expects to result in the delivery of two 180,000 dwt bulk carriers in 2015 and 2016.

KNIGHTSBRIDGE TANKERS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Knightsbridge Tankers Limited

Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2013, and June 30, 2012 (unaudited)

(in thousands of $, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Operating revenues
Time charter revenues	5,788	3,905	12,257	17,543
Voyage charter revenues	1,872	—	1,872	—

Total operating revenues	7,660	3,905	14,129	17,543

Operating expenses
Voyage expenses and commission	1,519	612	1,652	1,303
Ship operating expenses	1,859	1,867	3,832	3,609
Administrative expenses	1,345	1,125	2,415	2,110
Depreciation	2,750	2,762	5,494	5,530

Total operating expenses	7,473	6,366	13,393	12,552

Net operating income (loss)	187	(2,461)	736	4,991
Other income (expenses)
Interest income	9	17	29	21
Interest expense	(708)	(939)	(1,553)	(1,894)
Other financial items	(116)	(101)	(266)	(228)

Net other expenses	(815)	(1,023)	(1,790)	(2,101)

Net (loss) income from continuing operations	(628)	(3,484)	(1,054)	2,890
Net (loss) income from discontinued operations	(356)	202	(6,868)	962

Net (loss) income	(984)	(3,282)	(7,922)	3,852

Per share information:
(Loss) earnings per share from continuing operations: basic and diluted	$(0.03)	$(0.14)	$(0.04)	$0.12
(Loss) earnings per share from discontinued operations: basic and diluted	$(0.01)	$0.01	$(0.28)	$0.04
(Loss) earnings per share: basic and diluted	$(0.04)	$(0.13)	$(0.32)	$0.16
Cash dividends per share declared	$0.175	$0.35	$0.35	$0.85

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited

Condensed Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012 (unaudited)

(in thousands of $)

	2013	2012
ASSETS
Current assets
Cash and cash equivalents	58,003	79,259
Trade accounts receivable, net	1,111	2,102
Other receivables	699	2,691
Inventories	2,278	1,181
Voyage in progress	648	—
Prepaid expenses and accrued income	496	616

Total current assets	63,235	85,849
Restricted cash	15,000	15,000
Vessels, net	268,332	273,826
Vessel held for sale	—	21,523
Newbuildings	15,343	—
Deferred charges	900	1,222

Total assets	362,810	397,420

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	—	4,700
Trade accounts payable	1,984	1,277
Accrued expenses	1,497	2,501
Deferred charter revenue	2,523	3,020

Total current liabilities	6,004	11,498
Long-term liabilities
Long-term debt	95,000	106,978
Deferred charter revenue	250	1,250

Total liabilities	101,254	119,726

Commitments and contingencies
Equity
Share capital (24,472,061 shares outstanding, par value $0.01 (2012: 24,437,000))	245	244
Additional paid in capital	132,115	131,766
Contributed capital surplus	141,134	149,700
Retained deficit	(11,938)	(4,016)

Total equity	261,556	277,694

Total liabilities and equity	362,810	397,420

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2013 and June 30, 2012 (unaudited)

(in thousands of $)

	2013	2012
Net cash provided by operating activities	2,479	24,488

Investing activities
Additions to newbuildings	(15,343)	—
Proceeds from sale of vessel	16,852	—

Net cash provided by in investing activities	1,509	—

Financing activities
Repayment of long-term debt	(16,678)	(1,800)
Distributions to shareholders	(8,566)	(20,766)

Net cash used in financing activities	(25,244)	(22,566)

Net (decrease) increase in cash and cash equivalents	(21,256)	1,922
Cash and cash equivalents at start of period	79,259	46,848

Cash and cash equivalents at end of period	58,003	48,770

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited

Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2013 and June 30, 2012 (unaudited)

(in thousands of $, except number of shares)

	2013	2012
Number of shares outstanding
Balance at beginning of period	24,437,000	24,425,699
Shares issued	35,061	11,301

Balance at end of period	24,472,061	24,437,000

Share capital
Balance at beginning of period	244	244
Shares issued	1	—

Balance at end of period	245	244

Additional paid in capital
Balance at beginning of period	131,766	131,256
Shares issued	—	—
Restricted stock unit expense	349	288

Balance at end of period	132,115	131,544

Contributed capital surplus
Balance at beginning of period	149,700	179,019
Distributions to shareholders	(8,566)	(20,766)

Balance at end of period	141,134	158,253

Retained (deficit) earnings
Balance at beginning of period	(4,016)	49,413
Net (loss) income	(7,922)	3,852

Balance at end of period	(11,938)	53,265

Total equity	261,556	343,306

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited

Notes to Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Knightsbridge Tankers Limited (“KTL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company’s financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 15, 2013. The results of operations for the interim period ended June 30, 2013 are not necessarily indicative of the results for the entire year ending December 31, 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements are prepared in accordance with US GAAP. The consolidated financial statements include the assets and liabilities of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company Annual Report on Form 20-F for the year ended December 31, 2012.

Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels constructed for the Company’s own use.

3.	DISCONTINUED OPERATIONS

In March 2013, the VLCC Mayfair was sold for net proceeds of $16.9 million. The vessel was delivered to its new owner in April 2013. The Company recorded an impairment loss of $5.3 million in the three months ended March 31, 2013 and a gain on sale of $31,000 in the three months ended June 30, 2013 in connection with this vessel. The impairment loss is equal to the difference between the carrying value and the estimated fair value of the vessel. Amounts recorded in respect of discontinued operations in the three and six months ended June 30, 2013 and June 30, 2012 are as follows;

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Operating revenues	—	9,053	—	18,639
Net gain on sale of vessel	31	—	31	—
Impairment loss on vessel	—	—	(5,342)	—
Net (loss) income	(356)	202	(6,868)	962

4.	EARNINGS PER SHARE

The computation of basic earnings per share is based on net (loss) income and the weighted average number of shares outstanding during the period. The restricted stock units (“RSUs”) based on the treasury stock method were anti-dilutive for all periods presented, except for the six months ended June 30, 2012. 176,316 RSUs were excluded from the denominator in each calculation for the three and six months ended June 30, 2013 and 132,618 RSUs were excluded from the denominator for the three months ended June 30, 2012. 132,618 RSUs were included in the denominator for the six months ended June 30, 2012

The components of the numerator for the calculation of basic EPS and diluted EPS for net (loss) income from continuing operations, net (loss) income from discontinued operations and net (loss) income are as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2013	2012	2013	2012
Net (loss) income from continuing operations	(628)	(3,484)	(1,054)	2,890
Net (loss) income from discontinued operations	(356)	202	(6,868)	962

Net (loss) income	(984)	(3,282)	(7,922)	3,852

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2013	2012	2013	2012
Weighted average number of shares outstanding - basic	24,472	24,430	24,467	24,428
Weighted average number of shares outstanding - diluted	24,472	24,430	24,467	24,560

5.	VESSEL HELD FOR SALE

The balance at December 31, 2012 represented the VLCC Mayfair. This vessel was sold in March 2013 and was delivered to its buyer in April 2013.

6.	NEWBUILDINGS

In March 2013, the Company concluded two newbuilding contracts for 182,000 dwt Capesize bulk carriers with Japan Marine United Corporation in Japan. The vessels are expected to be delivered during 2015. Interest of $136,000 has been capitalized in the six months ended June 30, 2013.

7.	DEBT

The $58.2 million DnB loan was repaid in April 2013. Loan payments of $16.7 million in the six months ended June 30, 2013 included $12.4 million that was repaid upon the sale of VLCC Mayfair.

The $175.0 million loan facility was amended in May 2013 such that the $75.0 million revolving credit facility was reduced to $40.0 million. We were in compliance with all of the financial covenants contained in our loan agreement as of June 30, 2013.

8.	RESTRICTED STOCK UNITS

In January 2013, the Company issued 35,061 common shares and paid $181,610 to members of the Board of Directors and to the General Manger and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, which vested on December 29, 2012. These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

On January 24, 2013, the Board of Directors granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

Total RSUs outstanding at June 30, 2013 is 176,316. As of December 31, 2012, total RSUs outstanding were 132,618.

9.	FINANCIAL INSTRUMENTS

Foreign currency risk

The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at June 30, 2013 and December 31, 2012 are as follows:

	2013	2013	2012	2012
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	58,003	58,003	79,259	79,259
Restricted cash	15,000	15,000	15,000	15,000
Floating rate debt	95,000	95,000	111,678	111,678

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis

One of the Company’s VLCCs was classified as ‘held for sale’ at December 31, 2012. This vessel was measured at an estimated fair value of $21.5 million at December 31, 2012, which was determined using level two inputs being the average of three broker values for a vessel of a similar age and type to be sold as a trading vessel less estimated selling costs. The sale of this vessel as a trading vessel was considered the principal market as of December 31, 2012. The Company recorded an impairment loss of $5.3 million in discontinued operations in the three months ended March 31, 2013 on the sale of this vessel for scrap.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB, DnB ASA and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

10.	COMMITMENTS AND CONTINGENCIES

The General Manager procures insurance on the legal liability risks for the Company’s shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of June 30, 2013, the Company was committed to make newbuilding installments of $87.0 million with expected payments of $2.6 million in 2014 and $84.4 million in 2015.

The Company has claims for unpaid charter hire owed by (i) Hong Xiang with respect to its time charter of the Golden Zhejiang, and (ii) Titan Petrochemicals Limited with respect to its bareboat charters of the Titan Venus and Mayfair. The Company is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $54 million. The Company is unable to predict the outcome of these cases at this time.

Except as described above, to the best of the Company’s knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company’s financial position or profitability and no such proceedings are pending or known to be contemplated.

11.	SUBSEQUENT EVENTS

On August 14, 2013, the Board of Directors declared a cash distribution of $0.175 per share. The record date was August 28, 2013 and the cash distribution was paid on September 10, 2013.

On September 13, 2013, the Company signed a letter of intent with a Korean shipyard, which the Company expects to result in the delivery of two 180,000 dwt bulk carriers in 2015 and 2016.

In October 2013, the Company agreed to a settlement with Sanko Steamship Co., Ltd, or Sanko, whereby Sanko will pay the Company $756,000 with respect to unpaid charter hire and claims of the Battersea, which was redelivered by Sanko in July 2012 prior to the expiration of the minimum period of the charter. This settlement agreement is subject to court approval in Japan. This amount will be recorded as income when payment is received.